FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 July 30, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice dated 30 July, 2004

                                                                    30 July 2004

British Energy plc

UK COMPANIES ACT 1985 - SECTIONS 198-203 - British Energy plc (the "Company")

NOTICE TO BRITISH ENERGY FROM GOLDMAN SACHS GROUP INC

This notification relates to issued common stock of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

It has come to our attention that, as a result of erroneous information provided to us by a third party, the notification provided on 28 July for the close of business 26 July was incorrect and that no disclosure by The Goldman Sachs Group, Inc to you was necessary at that time.

We hereby notify you that as at close of business on 29 July 2004, The Goldman Sachs Group, Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 31,078,577 shares.

Of these 31,078,577 shares:

     The interest in 21,465,852 shares arose from Goldman, Sachs &: Co. ("GS&Co."), a wholly-owned direct subsidiary of GS Inc, acting as custodian. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

     The interest in 4,380,225 shares arose from GS&Co. acting as custodian of 58,403 American Depositary Receipts (" ADRs"). These ADRs are, or will be, held at the Depositary Trust Company of New York ("DTC").

     The interest in 7,500 shares is a beneficial interest by GS&Co. in 100 ADRs. These ADRs are, or will be, held at the DTC.

     The interest in 5,225,000 shares is a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 30, 2004                       BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations